UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 3, 2019

_____

In the Matter of

U.S. Grand Prix Championship Corp.
C/O Alternative Securities Market
9107 Wilshire Boulevard, Suite 450
Beverly Hills, CA 90210

File No. 024-10409

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ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

     U.S. Grand Prix Championship Corp. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

     In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on September 3, 2019.

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary